
16014021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bright Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4850 Harrison Drive
(No. and Street)

Las Vegas	Nevada	89121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bright 702-739-1393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

One Bala Avenue, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bright Trading LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



JOYCE ROSS
Notary Public, State of Nevada
Appointment No. 01-67882-1
My Appt. Expires Mar 19, 2017

X [signature]
Signature

CEO
Title

[signature] 02/26/2016
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)" A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)" An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- ☒ (p) A report on the exemption provision to Rule 15c3-3.

BRIGHT TRADING, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2015

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

To The Members of:
Bright Trading, LLC

We have audited the accompanying statement of financial condition of Bright Trading, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Bright Trading, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bright Trading, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Bright Trading, LLC's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of Bright Trading, LLC's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 22, 2016

Bright Trading LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 260,848
Receivable from clearing organization	14,031,147
Securities owned, at market value	8,657,901
Investment	286,200
Prepaid expenses	3,605
TOTAL ASSETS	$ 23,239,701

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased	$ 10,679,196
Accounts payable	197,000
TOTAL LIABILITIES	10,876,196
Members' equity	
Members' equity	12,363,505
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 23,239,701

See accompanying notes to financial statements

Bright Trading LLC
Statement of Income and Expenses
Year Ended December 31, 2015

	Twelve Months
REVENUES	
Gains from Trading	$ 8,146,446
Class Action Settlement Recovery	56,463
Other Income	1,495
Total Revenues	8,204,405
EXPENSES	
Communications Expense	$ 6,577
Commissions paid to other brokers and dealers	511,594
Occupancy Rental	7,116
Interest Expense	163,827
Other Operating Expense	3,272,739
Total Expenses	3,961,853
Net Income	$ 4,242,552

See accompanying notes to financial statements

Bright Trading LLC
Statement of Changes in Members' Equity
December 31, 2015

Schedule of Members' Equity

Members' Equity Beginning	$ 13,724,465
Net Income – 2015	4,242,552
Members' Distributions	(6,649,802)
Members' Contributions	1,046,290
Total Members' Equity Ending	$ 12,363,505

See accompanying notes to financial statements

Bright Trading LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:		
Net Income	$	4,242,552
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in receivable from clearing organization		1,175,412
Change in securities owned, at market value		(1,843,161)
Change in regulatory deposit		(40)
Change in reserve payable		0
Change in investment		0
Change in accounts payable		(14,508)
Change in securities sold, not yet purchased		2,094,311
Total adjustments		1,412,014
Net cash provided by operating activities		5,654,566
Cash flows from investing activities:		
Net cash used by investing activities		0
Cash flows from financing activities:		
Members' equity capital contributions		1,046,290
Members' equity withdraws		(6,649,802)
Net cash used by financing activities		(5,603,512)
Net change in cash and cash equivalents		51,054
Cash and cash equivalents at beginning of year		209,794
Cash and cash equivalents end of year	$	260,848

Supplemental cash flow disclosures:

Interest Expense	$ 163,827

See accompanying notes to financial statements

Bright Trading LLC
Notes to Financial Statements
December 31, 2015

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in July 2000 as a broker-dealer under the laws of Nevada for the purpose of providing proprietary securities trading activities for the Company's individual members. The Company is a participant firm of the Chicago Stock Exchange.

The following comprise the Company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles in the United States of America.

Recognition of Revenue

Trading securities transactions are recorded on a trade date basis with related income on an unrealized basis. These securities have been marked-to-market and reported at fair value with realized and unrealized gains and losses included in income. The Company also recovered previous losses from a class action litigation settlement

Income Taxes

As a limited liability company, the Company does not pay federal or state taxes on its taxable income. Instead, the members' are liable for federal and state taxes on their share of taxable income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Financial Instruments with off Balance Sheet risk

The Company, in connection with its proprietary trading activities, enters into long and short cash, futures and options financial instruments in order to manage its exposure to market risk. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Statement of Financial Condition. The Company manages this risk by maintaining proprietary trading strategies.

Fair Value Measurements

United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect managements own assumptions.

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading equity securities and options recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks and options	$ 8,657,901	$10,679,196

Corporate stocks and options are classified as Level 1 securities.

NOTE 3 - RELATED PARTY TRANSACTIONS

In accordance with a contribution agreement entered into between the Company and Bright Trading, Inc. certain assets were transferred to the Company in Exchange for all Class A membership in the Company. Under a licensing agreement, Bright Trading, Inc. is also the managing partner of the Company. In accordance with a licensing agreement, Bright Trading, Inc. licensed all trade names and service marks to Bright Trading, LLC for the sum of $3,000,000 per year.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had a net capital of $9,341,773 which was $9,241,773 in excess of its required net capital of $100,000. The Company's net capital ratio was .002 to 1.

The Company operates its securities transactions under the provisions of (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Commission as a fully disclosed broker-dealer and accordingly, trading accounts are carried on the books of the clearing broker.

NOTE 5 - OWNERSHIP EQUITY

Ownership equity at December 31, 2015 is as follows:

Class A Membership	$ 3,141,649
Class B Membership	$ 9,221,856

Class A Members have all voting and management rights in the Company. Class A members vote for and elect the Manager of the Company, in which the Manager may be Class A Member. Class A Members are allocated revenues and profits and losses based on their Class A Membership.

The Operating Agreement and subsequent addendums of the Company contain additional equity information.

NOTE 6 - INVESTMENT

The Company has a joint back office agreement with Goldman Sachs Execution and Clearing, L.P. which processes its securities transactions. The Company has invested in a $10,000 Limited Partnership that is required under this agreement. The Company also has an investment in a trading permit at the Chicago Stock Exchange. This permit is carried at a cost of $276,200.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. On October 15, 2015 The Company was advised by the Chicago Stock Exchange that it intended to take enforcement action against it for certain registration violations. Enforcement case number CHX-D-2016-1, was settled on January 21, 2016 and a fine of $97,500 paid on January 25, 2016. The fine was accrued in 2015.

NOTE 8 – RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as profitability, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported on the balance sheet.

BRIGHT TRADING LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2015

NET CAPITAL	
Total Members' Equity Qualified for Net Capital	$ 12,363,505
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	$ 12,363,505
Deductions and/or charges	
A.Non-allowable Assets	
Investments	286,200
Other Assets	3,605
Total Deductions and/or Charges	289,805
Net Capital before haircuts	$ 12,073,700
Less:	
Haircuts	2,731,927
Net Capital	$ 9,341,773

NOTE: There are no material differences between the proceeding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015.

BRIGHT TRADING LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2015

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 197,000
Total aggregate indebtedness	$ 197,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (The greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 9,241,773
Excess net capital at 1000%	$ 9,322,073
Ratio: Aggregate Indebtedness to Net Capital	.02 to 1

NOTE: There are no material differences between the proceeding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015.

BRIGHT TRADING LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2015

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2015

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 9,341,773
Less:	
Net Audit Adjustments	-0-
Net Capital per above	$ 9,341,773

NOTE: There are no material differences between the proceeding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Members of:
Bright Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Bright Trading, LLC, and the Securities and Exchange Commission and SIPC, solely to assist you and the other specified parties in evaluating Bright Trading, LLC's compliance with the applicable instructions of Form SIPC-7. Bright Trading, LLC's management is responsible for Bright Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 22, 2016

BRIGHT TRADING, LLC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED DECEMBER 31, 2015

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2015		$ 19,827.01
Payment schedule:		
SIPC-6	07/27/2015	8,525.58
SIPC-7	02/08/2016	11,301.43
Balance due		$ 00

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Members of:
Bright Trading, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which Bright Trading, LLC identified the following provisions of 17 C.F.R. ~15c3-3 under which Bright Trading, LLC claimed no obligations under 17 C.F.R. ~240.15c3-3. Bright Trading, LLC stated that Bright Trading, LLC had no obligations throughout the most recent fiscal year without exception. Bright Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bright Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. of Rule 15c3-3 under the Securities Exchange Act of 1934.



Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 22, 2016



Bright Trading, LLC
4850 Harrison Drive Las Vegas, NV 89121
Tel: 702-739-1393 Fax: 702-739-1398

Professional Equities Trading
www.stocktrading.com

Bright Trading, LLC SEC File No. 8-44990

Exemption Report

Bright Trading, LLC is a registered broker -dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Bright Trading, LLC states the following:

(1) Bright Trading, LLC may file an Exemption Report because it had no obligations under 17 C.F.R. § 240.15c3-3.

(2) Bright Trading, LLC had no obligations under 17 C.F.R. § 240.15c3-3 for the period from January 1, 2015 to December 31, 2015 without exception.

By:  Date: 2-22-16

Robert A. Bright
CEO